Exhibit 12.1

Ratio of earnings to fixed charges

Our ratio of earnings to fixed charges was as follows for the years presented:

	Years ended December 31,						Three months ended March 31,
	2004	2005	2006	2007	2008	Pro-forma 2008 (1)	2009	Pro-forma 2009 (1)
Earnings	$882	$1,830	$3,595	$2,508	$1,395	$972	$382	$301
Fixed Charges
Interest expense	61	69	102	95	196	619	147	228
Portion of rent expense representative of interest factor	2	2	2	2	2	2	1	1

Earnings, as adjusted (2)	$945	$1,901	$3,699	$2,605	$1,593	$1,593	$530	$530

Fixed Charges
Interest expense	$61	$69	$102	$95	$196	$619	$147	$228
Portion of rent expense representative of interest factor	2	2	2	2	2	2	1	1

Fixed Charges, as adjusted (3)	$63	$71	$104	$97	$198	$621	$148	$229

Ratio of earnings to fixed charges	15.0	26.8	35.6	26.9	8.0	2.6	3.6	2.3

(1)	The ratios presented on a pro-forma basis give effect to the receipt of the estimated net proceeds from the issuance of the notes and the repayment of a portion of the outstanding amended Bridge Facility.
(2)	For the purposes of this calculation, earnings, as adjusted consist of pre-tax income from continuing operations before minority interests in consolidated subsidiaries, income or loss from equity investees and fixed charges. We computed pre-tax income using actual tax rates for each year.
(3)	For the purposes of this calculation, fixed charges, as adjusted include interest and that portion of rent deemed representative of interest.